VTL Associates, LLC

One Commerce Square

2005 Market Street, Suite 2020

Philadelphia, PA 19103

February 14, 2017

Oppenheimer Revenue Weighted ETF Trust

One Commerce Square

2005 Market Street, Suite 2020

Philadelphia, PA 19103

Re:       Expense Limitations

Ladies and Gentlemen:

Ladies and Gentlemen:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, VTL Associates, LLC (the “Adviser”), agrees that, with respect to the funds listed on Schedule A hereto (each a “Fund” and collectively, the “Funds”), which are series of the Oppenheimer Revenue Weighted ETF Trust (the “Trust”), the Adviser shall, from February 14, 2017 through October 25, 2018, waive all or a portion of its investment advisory fees and/or reimburse expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) in an aggregate amount equal to the amount by which a Fund’s total operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) exceeds the amount opposite such Fund’s name on Schedule A hereto.

The Trust, on behalf of each Fund, agrees to repay the Adviser any fees previously waived or expenses previously reimbursed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Adviser waived fees or reimbursed expenses for the Fund under this Agreement, and (2) can be repaid without causing the total operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) of the Fund exceed the lower of (a) any applicable fee waiver and expense reimbursement agreement that was in place for the Fund at the time the fees were waived or expenses were reimbursed or (b) any applicable fee waiver and expense reimbursement agreement in place for the Fund at the time the Fund would make such repayment. The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

VTL Associates, LLC

By: /s/ Justin Lowry

Justin Lowry

Vice President

Date: February 14, 2017

Your signature below acknowledges

acceptance of this Agreement:

Oppenheimer Revenue Weighted ETF Trust

By: /s/ Justin Lowry

Justin Lowry

Vice President

Date: February 14, 2017

SCHEDULE A

Funds	Expense Limitation (as a percentage of a Fund’s average daily net assets)

Oppenheimer Large Cap Revenue ETF	0.39%

Oppenheimer Mid Cap Revenue ETF	0.39%

Oppenheimer Small Cap Revenue ETF	0.39%

Oppenheimer Consumer Discretionary Sector Revenue ETF	0.49%

Oppenheimer Consumer Staples Sector Revenue ETF	0.49%

Oppenheimer Energy Sector Revenue ETF	0.49%

Oppenheimer Financials Sector Revenue ETF	0.49%

Oppenheimer Health Care Sector Revenue ETF	0.49%

Oppenheimer Industrials Sector Revenue ETF	0.49%

Oppenheimer Information Technology Sector Revenue ETF	0.49%

Oppenheimer Materials Sector Revenue ETF	0.49%

Oppenheimer Utilities Sector Revenue ETF	0.49%

Oppenheimer ADR Revenue ETF	0.49%

Oppenheimer Ultra Dividend Revenue ETF	0.39%

Oppenheimer Emerging Markets Revenue ETF	0.46%

Oppenheimer Global Growth Revenue ETF	0.54%

Oppenheimer ESG Revenue ETF	0.40%

Oppenheimer Global ESG Revenue ETF	0.45%
Oppenheimer Global Revenue ETF	0.43%
Oppenheimer International Revenue ETF	0.42%